SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2022

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR REPORTS FULL YEAR LOSS OF €355M
TRAFFIC RECOVERS STRONGLY TO 97M BUT AT LOWER FARES

Ryanair Holdings today (16 May) reported a full year loss of €355m (pre-exceptionals), compared to a PY loss of €1,015m.

FY end	31 Mar. 2021	31 Mar. 2022	Change
Customers	27.5m	97.1m	+253%
Load Factor	71%	82%	+11pts
Revenue	€1.64bn	€4.80bn	+193%
Op. Costs	€2.48bn	€5.27bn*	+113%
Net Loss	(€1,015m)	(€355m)*	n/m
* Non-IFRS financial measure, excl. €114m except. unrealised mark-to-market net gain on jet fuel caps.

During FY22:
●
Ryanair’s CDP1climate protection rating improved from “B-” to “B”.
●
Sustainalytics2 ranked Ryanair the No.1 EU airline & No.2 World airline for ESG.
●
Traffic recovered strongly to 97.1m from 27.5m. (Still 35% behind pre-Covid)
●
Ave. fares fell 27% to just €27 due to Covid, Omicron & the Ukraine invasion.
●
61 B737-8200 “Gamechangers” delivered up to 31 Mar. (500 SH aircraft at year-end).
●
770 new routes & 15 new bases were announced for the coming year.
●
Fuel well hedged at significant discount to spot prices (FY23 80%; H1 FY24 10%).
●
S.22 capacity at 115% of S.19 (pre-Covid) levels – but recovery is ‘fragile’.

Ryanair’s Michael O’Leary, said:

ENVIRONMENT:
“Every consumer who switches to Ryanair from EU legacy airlines can cut their CO₂ emissions by up to 50% per flight. Over the coming 5-years we expect our traffic to grow by 50% to 225m p.a. This growth will be delivered at lower fares but on a fleet of new B737 “Gamechanger” aircraft, which offer 4% more seats, yet burns 16% less fuel and reduce noise emissions by 40%.

Our work with the EU, fuel suppliers, and aircraft manufacturers to accelerate sustainable aviation fuel (SAF) supply continues, in partnership with Trinity College’s Sustainable Aviation Research Centre. Ryanair hopes to power up to 12.5% of our flights using SAF and cut our CO₂ per pax/km by 10% to under 60 grams by 2030. Last month we announced a partnership with Neste to power up to one third of our flights from Schiphol (Amsterdam) with a 40% SAF blend. We expect to establish similar partnerships across our network over the coming years. We are working with A4E and the EU to accelerate reform of the Single European Sky, to promote ATC efficiency and cut delays which will reduce fuel consumption, CO₂ emissions and flight delays.

Ryanair published our “Aviation with Purpose” sustainability report setting ambitious environmental and social targets over the coming decade and mapping out Ryanair’s path to net carbon zero by 2050. Our environmental strategy has enabled CDP to upgrade Ryanair’s climate protection rating to B from B- in Dec. 2021. Our goal remains to achieve an “A” rating within the next 2 years. Last month, Sustainalytics improved Ryanair’s ESG rankings to No.1 airline in Europe and the No.2 globally.

SOCIAL:
Our growth plans to 2026 will see Ryanair create over 6,000 well-paid jobs for highly skilled aviation professionals all over Europe. Last autumn Ryanair invested €50m in a cutting-edge Aviation Skills Training Centre in Dublin and we plan to invest over €100m in 2 more, high skills, training centres (one in the Iberian Peninsula and one in CEE) during this period. To facilitate this growth, Ryanair ordered up to 8 CAE full flight simulators (at a value of over $80m) and the first of these new sims delivers this summer. We have also invested in new hangar maintenance facilities in Kaunas and Shannon and agreed a 5-year maintenance contract with Joramco in Jordan.

Despite the recent disruption of our traffic recovery by both the Omicron variant and the Russian invasion of Ukraine, we remain committed to restoring the pay cuts we agreed with our people during the Covid shut downs. We have made some progress with pilots and cabin crew in certain markets on partial restorations in 2022. But, in other markets the slow pace of union negotiations have hindered this acceleration of similar restorations. We remain committed to delivering the first tranche of our agreed 3-year restoration plan as agreed in July 2022 and we are prepared to accelerate years 2 and 3 into one restoration in July 2023 if Ryanair returns to pre-Covid load factors and profitability during y.e. Mar. 2023. We are committed to the full pay restoration for all our people as soon as our business returns to pre-Covid profitability.

The Ryanair Customer Panel met twice over the last year, providing valuable insights and constructive suggestions to improve our customer service. We have implemented many of these suggestions, including a Day of Travel service in the Ryanair App which assists our guests with live updates through every step of their journey, a new travel wallet for accelerated refunds and an online self-service hub. Later this summer we will introduce more service improvements, including auto check-in and airport express to facilitate faster journeys through airports. Our winning formula of the lowest fares, the most on-time flights, industry lowest CO₂ emissions and friendly customer service saw Ryanair’s customer satisfaction (“CSAT”) scores rise significantly in FY22.

EU OWNERSHIP & CONTROL:
Ryanair’s EU ownership has increased from approx. 32% at 31 Mar. 2021 to approx. 41% at 31 Mar. 2022. In the wake of Brexit, and the treatment of UK nationals as non-EU shareholders from 1 Jan. 2021, Ryanair has worked hard to grow its EU shareholder base. During the past year, Ryanair increased its EU investor relations activity, delisted from the London Stock Exchange, and forced sell downs where non-EU investors incorrectly (post 1 Jan. 2021) purchased ordinary shares instead of ADRs (listed on NASDAQ) and who subsequently failed to comply with a Ryanair issued disposal notice. Such actions, coupled with a suspension of voting rights of non-EU shareholders, enable Ryanair to protect its EU airline licenses post-Brexit. We expect these voting restrictions will remain in place for the near-term future until a 50%+ EU shareholding is restored, or the EU and UK agree a less restrictive airline ownership and control regime than the current 50%+ nationality rule (which dates back to the 1940s).

GROWTH:
Over the past year our New Route team continued to work with airport partners to negotiate lower costs, Covid recovery incentives and growth deals. In addition to 15 new bases (Agadir, Billund, Chania, Corfu, Cork, Madeira, Newcastle, Nuremberg, Riga, Stockholm, Venice (Marco-Polo), Venice (Treviso), Turin, Zadar & Zagreb), 770 new routes were announced and low-cost long term growth deals were extended at London Stansted (to 2028), Milan Bergamo (2028), Manchester (2028), East Midlands (2028) and Brussels Charleroi (2030). Our Group has doubled its capacity in Rome (FCO), Lisbon, Vienna and has based a record 33 aircraft in Dublin for S.22, launching our biggest ever Dublin summer schedule.

The Covid-19 crisis accelerated the collapse of many European airlines including Flybe, Norwegian, Germanwings, Level, Stobart and material capacity cuts at many others including Alitalia (now ITA), TAP, LOT, SAS, etc. The tsunami of State Aid from EU Govts. to their insolvent flag carriers (Alitalia, Air France/KLM, Iberia, LOT, Lufthansa, SAS, TAP and others) will distort EU competition and prop up high cost, inefficient, flag carriers for some years. Ryanair was one of very few airlines during the Covid crisis to place significant new aircraft orders, to expand our airport partnerships, secure lower costs so that we can pass on even lower fares on many new routes during the post Covid recovery. Over the past 2 years, Ryanair’s market share has increased markedly across Europe. Notable examples include Italy where our market share increased from c.30% (pre-Covid) to almost 40% this summer. Market share in Vienna has jumped from 8% (S.19) to 21% (S.22). In Budapest (a competitor’s home base) we have gone from 18% to over 30% (and market leadership), Ireland rose from 49% to over 55%, Sweden doubled to 12% and Poland has grown from 25% to 35%.

Up to March 2022, Ryanair has taken delivery of 61 B737-8200 “Gamechanger” aircraft and we hope to increase this to over 70 new aircraft for peak S.22 (more than the 65 previously targeted) to facilitate S.22 recovery and growth opportunities. This Summer, our capacity will grow to approx. 115% of S.19 (pre-Covid) levels although we expect to fill these flights with lower fares and at higher fuel costs than pre-Covid. Our new, fuel efficient, “Gamechangers” widen the cost gap between Ryanair and all other European airlines for the next decade. Their operational reliability, lower fuel consumption and CO₂ emissions have so far exceeded expectations, with very positive feedback from both passengers and our crews. Based on our 210 order book and available fleet capacity, the Ryanair Group plans to accelerate traffic growth over the next 5 years. From a pre-Covid figure of 149m, we now expect to grow (by 50%) to over 225m guests p.a. by FY26.

FY22 BUSINESS REVIEW:

Revenue & Costs
FY22 scheduled revenues increased 156% to €2.65bn. While traffic recovered strongly from 27.5m to 97.1m guests, the delayed relaxation of EU Covid-19 travel restrictions until July 2021 (Oct. in the case of the UK Govt.), combined with the damaging impact of the Omicron variant and Russia’s invasion of Ukraine in H2, meant that fares required significant price stimulation. Ave. fares in FY22 were down 27% to just €27. Ancillary revenue delivered a solid performance, generating more than €22 per passenger as traffic recovered and guests increasingly chose priority boarding and reserved seating. Total revenues increased by over 190% to €4.80bn.

While sectors increased almost 200% and traffic rose 253%, operating costs rose just 113% to €5.27bn (incl. a notable 237% increase in fuel to €1.83bn), driven primarily by lower variable costs such as airport & handling, route charges and lower fuel burn as 61xB737 Gamechangers entered the fleet (offset by the higher cost jet fuel). Lower costs, coupled with rising load factors, saw FY22 (ex-fuel) unit cost per passenger reduce to €35.

Our FY23 fuel needs are approx. 80% hedged (65% jet swaps at c.$63bbl and 15% caps at c.$78bbl). Almost 10% of Ryanair’s H1 FY24 fuel requirements are hedged at c.$76bbl (via jet swaps). Carbon credits are 85% hedged for FY23 at €53 (well below the current spot price of almost €90). This very strong fuel hedge position gives Ryanair a considerable competitive advantage for the next 12 months and will enable us to grow market share strongly over the coming year.

Balance Sheet & Liquidity
Ryanair’s balance sheet is one of the strongest in our industry with a BBB (stable) credit rating (S&P and Fitch). Year-end net debt fell to €1.45bn (prior year €2.28bn), and over 90% of the Group’s fleet of B737 aircraft are unencumbered. We plan to reduce this net debt to zero over the next 2 years, despite peak capex during that time. The strength of Ryanair’s balance sheet ensures that the Group is well poised to capitalise rapidly on the many growth opportunities that exist in Europe into the post Covid-19 recovery this year and beyond.

OUTLOOK:
While bookings have improved in recent weeks, the booking curve remains much closer-in than was typical (pre-Covid) at this time of year. The damaging impact of the Omicron variant, and Russia’s invasion of Ukraine in Feb. means that Q1 pricing continues to need stimulation. There is, however, pent-up demand and we are cautiously optimistic that peak S.22 fares will be somewhat ahead of peak S.19 (pre-Covid) levels. Ryanair plans to grow FY23 traffic to 165m (up from 97m in FY22 and 149m pre-Covid) and will pursue its load active, yield passive strategy to achieve this growth. While 80% of Ryanair’s fuel requirements are hedged well below current spot prices of over $100bbl, our unhedged 20% will give rise to some unbudgeted cost increases.

Despite limited H1 visibility (and almost zero H2 visibility), 20% unhedged fuel and the significant risks posed by both the invasion of Ukraine and Covid, we hope to return to reasonable profitability in FY23. This recovery, however, remains fragile. This was clearly evidenced by the sudden, and unexpected, emergence of the Omicron variant pre-Christmas and the Russian invasion of Ukraine in Feb., both of which immediately damaged close-in bookings and yields for the Christmas and Easter peak travel periods. Given the continuing risk of adverse news flows on both these topics, it is impractical (if not impossible) to provide a sensible or accurate profit guidance range at this time”.

ENDS

For further information please contact:

Neil Sorahan	Piaras Kelly
Ryanair Holdings plc	Edelman
Tel: +353-1-9451212	Tel: +353-1- 5921330
www.ryanair.com

Ryanair Holdings plc, Europe’s largest airline group, is the parent company of Buzz, Lauda, Malta Air, Ryanair & Ryanair UK. Carrying 165m guests p.a. on more than 2,500 daily flights from 89 bases, the Group connects almost 230 destinations in 36 countries on a fleet of over 500 aircraft, with a further 145 Boeing 737s on order, which will enable the Ryanair Group to lower fares and grow traffic to 225m p.a. over the next 5 years. Ryanair has a team of 18,500 highly skilled aviation professionals delivering Europe’s No.1 on-time performance, and an industry leading 36-year safety record. Ryanair is Europe’s greenest, cleanest, airline group and customers switching to fly Ryanair can reduce their CO₂ emissions by up to 50% compared to the other Big 4 European major airlines.

Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy. Among the factors that are subject to change and could significantly impact Ryanair’s expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the replacement of aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union (“EU”) and other governments and their respective regulatory agencies, post-Brexit uncertainties, weather related disruptions, ATC strikes and staffing related disruptions, delays in the delivery of contracted aircraft, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK and Continental Europe, the general willingness of passengers to travel and other economics, social and political factors, global pandemics such as Covid-19, wars and unforeseen security events.

Ryanair Holdings plc and Subsidiaries
   Condensed Consolidated Preliminary Balance Sheet as at March 31, 2022 (unaudited)

		At Mar 31,	At Mar 31,
		2022	2021
	Note	€M	€M
Non-current assets
Property, plant and equipment	9	9,095.1	8,361.1
Right-of-use asset		133.7	188.2
Intangible assets		146.4	146.4
Derivative financial instruments	12	185.1	111.3
Deferred tax		42.3	14.0
Other assets		72.1	48.7
Total non-current assets		9,674.7	8,869.7

Current assets
Inventories		4.3	3.6
Other assets		401.1	179.8
Trade receivables	12	43.5	18.6
Derivative financial instruments	12	1,400.4	106.0
Restricted cash	12	22.7	34.1
Financial assets: cash > 3 months	12	934.1	465.5
Cash and cash equivalents	12	2,669.0	2,650.7
Total current assets		5,475.1	3,458.3

Total assets		15,149.8	12,328.0

Current liabilities
Provisions		9.2	10.3
Trade payables	12	1,029.0	336.0
Accrued expenses and other liabilities		2,992.8	1,274.9
Current lease liability		56.9	52.5
Current maturities of debt	12	1,224.5	1,725.9
Derivative financial instruments	12	38.6	79.2
Current tax		47.7	48.1
Total current liabilities		5,398.7	3,526.9

Non-current liabilities
Provisions		94.1	47.4
Trade payables	12	49.2	179.9
Derivative financial instruments	12	-	6.4
Deferred tax		266.5	272.4
Non-current lease liability		81.4	130.6
Non-current maturities of debt	12	3,714.6	3,517.8
Total non-current liabilities		4,205.8	4,154.5

Shareholders' equity
Issued share capital	13	6.8	6.7
Share premium account	13	1,328.2	1,161.6
Other undenominated capital		3.5	3.5
Retained earnings		2,880.9	3,232.3
Other reserves		1,325.9	242.5
Shareholders' equity		5,545.3	4,646.6

Total liabilities and shareholders' equity		15,149.8	12,328.0

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Preliminary Income Statement for year ended March 31, 2022 (unaudited)

		Pre-Except.	Pre-Except.	Except.	IFRS	IFRS
			Year Ended	Item Year Ended	Year Ended	Year Ended
			Mar 31, 2022	Mar 31, 2022	Mar 31, 2022	Mar 31, 2021
		Change
	Note	%*	€M	€M	€M	€M
Operating revenues
Scheduled revenues		+156%	2,652.5	-	2,652.5	1,036.0
Ancillary revenues		+258%	2,148.4	-	2,148.4	599.8
Total operating revenues		+193%	4,800.9	-	4,800.9	1,635.8

Operating expenses
Fuel and oil		-237%	1,829.9	(130.5)	1,699.4	542.6
Airport and handling charges		-183%	813.4	-	813.4	287.2
Depreciation		-26%	719.4	-	719.4	571.0
Staff costs		-46%	690.1	-	690.1	472.2
Route charges		-194%	551.2	-	551.2	187.3
Marketing, distribution and other		-104%	411.3	-	411.3	201.5
Maintenance, materials and repairs		-24%	255.7	-	255.7	206.7
Aircraft rentals			-	-	-	6.7
Total operating expenses		-113%	5,271.0	(130.5)	5,140.5	2,475.2

Operating (loss)/profit			(470.1)	130.5	(339.6)	(839.4)

Other (expense)/income
Net finance expense			(91.4)	-	(91.4)	(53.8)
Foreign exchange / hedge Ineffectiveness			1.2	-	1.2	(215.5)
Total other (expense)		+67%	(90.2)	-	(90.2)	(269.3)

(Loss)/profit before tax			(560.3)	130.5	(429.8)	(1,108.7)

Tax credit/(charge)	4		205.3	(16.3)	189.0	93.6

(Loss)/profit for the year - attributable to equity holders of parent			(355.0)	114.2	(240.8)	(1,015.1)

(Loss) per ordinary share (€)
Basic					(0.2130)	(0.9142)
Diluted					(0.2130)	(0.9142)
Weighted avg. no. of ord. shares (in Ms)
Basic					1,130.5	1,110.4
Diluted					1,130.5	1,110.4

*”+” is favourable and “-“ is adverse year-on-year.

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Preliminary Statement of Comprehensive Income for year ended March 31, 2022 (unaudited)

	Year	Year
	Ended	Ended
	Mar 31,	Mar 31,
	2022	2021
	€M	€M

(Loss) for the year	(240.8)	(1,015.1)

Other comprehensive income:
Items that are or may be reclassified to profit or loss:
Cash flow hedge reserve movements:
Net movement in cash flow hedge reserve	1,084.1	322.6
Other comprehensive income for the year, net of income tax credit	1,084.1	322.6
Total comprehensive income/(expense) for the year – attributable to equity holders of parent
	843.3	(692.5)

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Preliminary Statement of Cash Flows for year ended March 31, 2022 (unaudited)
		Year	Year
		Ended	Ended
		Mar 31,	Mar 31,
		2022	2021
	Note	€M	€M
Operating activities
(Loss) after tax		(240.8)	(1,015.1)

Adjustments to reconcile (loss) after tax to net cash provided from/(used in) operating activities
Depreciation		719.4	571.0
(Increase) in inventories		(0.7)	(0.3)
Tax (credit) on loss		(189.0)	(93.6)
Share based payments	5	8.6	3.6
(Increase)/decrease in trade receivables		(24.9)	48.9
(Increase) in other assets		(241.4)	(3.5)
Increase/(decrease) in trade payables		284.6	(407.6)
Increase/(decrease) in accrued expenses and other liabilities		1,722.8	(1,318.8)
Increase/(decrease) in provisions		45.5	(21.9)
(Increase) in net finance expense		(6.6)	(3.7)
Foreign exchange/hedge ineffectiveness & fair value		(146.5)	(294.1)
Income tax refunded		9.5	87.1
Net cash from/(used in) operating activities		1,940.5	(2,448.0)

Investing activities
Capital expenditure - purchase of property, plant and equipment	9	(1,181.6)	(294.7)
Supplier reimbursements	9	113.9	377.6
Proceeds from sale of property, plant and equipment	9	110.5	112.1
Decrease in restricted cash		11.4	0.3
(Increase)/decrease in financial assets: cash > 3 months		(468.6)	741.7
Net cash (used in)/from investing activities		(1,414.4)	937.0

Financing activities
Net proceeds from shares issued	13	46.8	421.0
Proceeds from long term borrowings		1,192.0	2,228.6
Repayments of long term borrowings		(1,722.3)	(950.3)
Lease liabilities paid		(53.0)	(76.8)
Net cash (used in)/from financing activities		(536.5)	1,622.5

(Decrease)/increase in cash and cash equivalents		(10.4)	111.5
Net foreign exchange differences		28.7	(27.2)
Cash and cash equivalents at beginning of the year		2,650.7	2,566.4
Cash and cash equivalents at end of the year		2,669.0	2,650.7

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Preliminary Statement of Changes in Shareholders’ Equity for year ended March 31, 2022 (unaudited)

		Issued	Share	Other		Other
	Ordinary	Share	Premium	Undenom.	Retained	Reserves	Other
	Shares	Capital	Account	Capital	Earnings	Hedging	Reserves	Total
	M	€M	€M	€M	€M	€M	€M	€M
Balance at April 01, 2020	1,089.2	6.5	738.5	3.5	4,245.0	(111.3)	32.3	4,914.5
Loss for the year	-	-	-	-	(1,015.1)	-	-	(1,015.1)
Other comprehensive income
Net movements in cash-flow reserve	-	-	-	-	-	322.6	-	322.6
Total other comprehensive income	-	-	-	-	-	322.6	-	322.6
Total comprehensive (loss)/income	-	-	-	-	(1,015.1)	322.6	-	(692.5)
Transactions with owners of the
Company recognised directly in equity
Issue of ordinary equity shares	38.9	0.2	423.1	-	(2.3)	-	-	421.0
Share-based payments	-	-	-	-	-	-	3.6	3.6
Transfer of exercised and expired share based awards	-	-	-	-	4.7	-	(4.7)	-
Balance at March 31, 2021	1,128.1	6.7	1,161.6	3.5	3,232.3	211.3	31.2	4,646.6
Loss for the year	-	-	-	-	(240.8)	-	-	(240.8)
Other comprehensive income
Net movements in cash flow reserve	-	-	-	-	-	1,084.1	-	1,084.1
Total other comprehensive income	-	-	-	-	-	1,084.1	-	1,084.1
Total comprehensive (loss)/income	-	-	-	-	(240.8)	1,084.1	-	843.3
Transactions with owners of the
Company recognised directly in equity
Issue of ordinary equity shares	6.5	0.1	112.2	-	(65.5)	-	-	46.8
Additional share premium on the allotment of shares	-	-	54.4	-	(54.4)	-	-	-
Share-based payments	-	-	-	-	-	-	8.6	8.6
Transfer of exercised and expired share based awards	-	-	-	-	9.3	-	(9.3)	-
Balance at March 31, 2022	1,134.6	6.8	1,328.2	3.5	2,880.9	1,295.4	30.5	5,545.3
1 CDP – Carbon Disclosure Project is an independent, non-profit, global environmental reporting organisation.
2 Sustainalytics – a leading independent ESG & corporate governance research, ratings & analytics firm.

MD&A Year Ended March 31, 2022 (“FY22”)

Introduction
The Ryanair Group’s fleet was effectively grounded as a result of European Governments’ Covid-19 travel restrictions/lockdowns for much of the prior year comparative (year ended March 31, 2021).  Sectors (+197%) and traffic (+253%) are therefore significantly higher in the year ended March 31, 2022 (although still below pre Covid-19 levels) and the following discussion should be read in that context.

For the purposes of the Management Discussion and Analysis (“MD&A”) (with the exception of the balance sheet commentary) all figures and comments are by reference to the FY22 results excluding the exceptional item referred to below.

In FY22, as part of its risk management strategy, the Group utilised jet fuel call options to set a maximum price for up to 15% of FY23 expected fuel requirements. These instruments are measured at fair value through the income statement. Following the Russian invasion of Ukraine in February 2022, the price of jet fuel significantly increased. An exceptional (pre-tax) unrealised mark-to-market gain of €131M was recorded on the Group’s jet fuel call options at March 31, 2022.

Income Statement

Scheduled revenues:
Scheduled revenues increased by 156% to €2.65BN due to a 253% increase in traffic, from 27.5M to 97.1M. While traffic increased significantly, the delayed relaxation of EU Governments’ Covid-19 travel restrictions until July 2021 (October in the case of the UK Government) combined with the damaging impact of the Omicron variant and Russia’s invasion of Ukraine in H2, meant that fares required significant price stimulation. Average fares in FY22 were down 27% to just €27.

Ancillary revenues:
Ancillary revenues increased by 258% to €2.15BN due to a 253% rebound in traffic and a solid performance in priority boarding and reserved seating.

Total revenues:
As a result of the above, total revenues increased by 193% to €4.80BN.

Operating Expenses:

Fuel and oil:
Fuel and oil increased by 237% to €1.83BN due to a 197% increase in sectors and higher jet fuel prices offset by fuel burn savings on the new B737-8200 aircraft.

Airport and handling charges:
Airport and handling charges rose by 183% to €813M, below the 197% increase in sectors and 253% higher traffic.

Depreciation:
Depreciation increased by 26% to €719M, primarily due to higher amortisation resulting from increased aircraft utilisation and the delivery of 61 new B737-8200 “Gamechanger” aircraft.

Staff costs:
Staff costs increased by 46% to €690M due to higher sectors.

Route charges:
Route charges rose by 194% to €551M, broadly in line with higher sectors.

Marketing, distribution and other:
Marketing, distribution and other doubled to €411M due to higher activity (including increased in-flight sales), offset by cost savings.

Maintenance, materials and repairs:
Maintenance, materials and repairs increased by 24% to €256M due to higher aircraft utilisation and the handback of 3 leased aircraft during FY22.

Other expense:
Net finance expenses increased by €38M to €91M due to higher average gross debt in the year and negative interest rates on euro deposits.

In the prior year, due to an 81% reduction in traffic and aircraft delivery delays, the Group recorded approximately €200M ineffectiveness charges on fuel and currency hedges. No hedge ineffectiveness was recorded in FY22.

Balance sheet:
Gross cash increased by €0.48BN to €3.63BN at March 31, 2022.
Gross debt fell by €0.35BN to €5.08BN primarily due to €1.72BN debt repayments offset by a €1.20BN bond issuance in May 2021.

Net debt was €1.45BN at March 31, 2022, a drop of €0.83BN from €2.28BN at March 31, 2021.

Increased activity in the twelve months to March 31, 2022 (including a 197% increase in sectors and 253% rise in traffic), and higher forward bookings (unearned revenue) led to significant movements in Other Assets (+€0.24BN), Trade Payables (+€0.56BN), and Accrued Expenses and Other Liabilities (+€1.72BN).

Shareholders’ equity:
Shareholders’ equity increased by €0.90BN to €5.54BN primarily due to a €1.08BN IFRS hedge accounting unrealised gain for derivatives, offset by the €0.24BN net loss.

 Ryanair Holdings plc and Subsidiaries
Notes forming Part of the Condensed Consolidated
Preliminary Financial Statements

1. Basis of preparation and significant accounting policies

Ryanair Holdings plc (the “Company”) is a company domiciled in Ireland. The unaudited condensed consolidated preliminary financial statements of the Company for the year ended March 31, 2022 comprise the Company and its subsidiaries (together referred to as the “Group”).

The March 31, 2022 figures and the March 31, 2021 comparative figures do not include all of the information required for full annual financial statements and therefore do not constitute statutory financial statements of the Group within the meaning of the Companies Act, 2014. The consolidated financial statements of the Group for the year ended March 31, 2021, together with the independent auditor’s report thereon, were filed with the Irish Registrar of Companies following the Company’s Annual General Meeting and are also available on the Company’s Website. The auditor’s report on those financial statements was unqualified.

The Audit Committee, upon delegation of authority by the Board of Directors, approved the unaudited condensed consolidated preliminary financial statements for the year ended March 31, 2022 on May 13, 2022.

Except as stated otherwise below, this year’s financial information has been prepared in accordance with the accounting policies set out in the Group’s most recent published consolidated financial statements, which were prepared in accordance with IFRS as adopted by the EU and also in compliance with IFRS as issued by the International Accounting Standards Board (IASB).

New IFRS standards and amendments adopted during the year
The following new and amended IFRS standards, amendments and IFRIC interpretations, have been issued by the IASB, and have also been endorsed by the EU. These standards are effective for the first time for the Group’s financial year beginning on April 1, 2021 and therefore have been applied by the Group in these condensed consolidated preliminary financial statements:

●
Amendments to IFRS 4 Insurance Contracts – Deferral of IFRS 9 (effective on or after January 1, 2021).
●
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 Interest Rate Benchmark Reform – Phase 2 (effective on or after January 1, 2021).
●
Amendment to IFRS 16 Leases – Covid-19 Related Rent Concessions Beyond June 30, 2021 (effective on or after April 1, 2021).

The adoption of these new or amended standards did not have a material impact on the Group’s financial position or results in the year ended March 31, 2022.

New IFRS standards and amendments issued but not yet effective

The following new or revised IFRS standards and IFRIC interpretations will be adopted for the purposes of the preparation of future financial statements, where applicable. While under review, we do not anticipate that the adoption of the other new or revised standards and interpretations will have a material impact on our financial position or results from operations:

●
Amendments to IFRS 3 Business Combinations; IAS 16 Property, Plant and Equipment; IAS 37 Provisions, Contingent Liabilities and Contingent Assets; and Annual Improvements 2018-2020
●
Amendments to IAS 12 Income Taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction (effective on or after January 1, 2023).*
●
Amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates (effective on or after January 1, 2023).
●
Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgments: Disclosure of Accounting policies (effective on or after January 1, 2023).
●
Amendments to IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current – Deferral of Effective Date (effective on or after January 1, 2023).*
●
IFRS 17 Insurance Contracts (effective on or after January 1, 2023).
●
Amendments to IFRS 17 Insurance contracts: Initial Application of IFRS 17 and IFRS 9 – Comparative Information (effective on or after January 1, 2023)*
*These standards or amendments to standards are not as of yet EU endorsed.

2. Judgements and estimates

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed consolidated preliminary financial statements, the significant judgements and key sources of estimation uncertainty were the same as those that applied in the most recent published consolidated financial statements.

Derivative financial instruments

The Group uses various derivative financial instruments to manage its exposure to market risks, including the risks relating to fluctuations in commodity prices and currency exchange rates. Ryanair uses forward contracts for the purchase of its jet fuel (jet kerosene) and carbon credit (Emission Trading Scheme) requirements to reduce its exposure to commodity price risk. It also uses foreign currency forward contracts to reduce its exposure to risks related to foreign currencies, principally the U.S. dollar exposure associated with the purchase of new Boeing 737 aircraft and the U.S. dollar exposure associated with the purchase of jet fuel.

The Group’s derivative financial instruments are measured at fair value and recognised as either assets or liabilities in its consolidated balance sheet. All derivatives, with the exception of jet fuel call options, are designated as cash flow hedges with the resulting gains or losses taken to other reserves. Jet fuel call options are measured at fair value with the resulting gains or losses taken to the income statement. At March 31, 2022, a net asset of €1.20BN (2021: net liability €46M) was recognised on balance sheet in respect of the Group’s jet fuel forward contracts, foreign currency derivative instruments associated with future jet fuel purchases and carbon credits and a net asset of €330M (2021: net asset €171M) was recognised in respect of its foreign currency derivative instruments associated with future aircraft purchases.

In determining the hedge effectiveness of derivative instruments used to hedge Ryanair’s fuel requirements, there is significant judgement involved in assessing whether the volumes of jet fuel hedged are still expected to be highly probable forecast transactions. Specifically, significant judgement is required in respect of the assumptions related to the expected recovery of passenger demand and the subsequent flight schedules following the Covid-19 pandemic along with the potential for travel restrictions to be reimposed. All of these assumptions impact upon forecast fuel consumption, and minor changes to these assumptions could have a significant effect on the assessment of hedge effectiveness.

In respect of foreign currency hedge effectiveness for future aircraft purchases, there is a high degree of judgement involved in assessing whether the future aircraft payments are still considered highly probable of occurring, and the timing of these future payments for aircraft. The timing of future payments for aircraft is dependent on the aircraft manufacturer’s ability to meet forecast aircraft delivery schedules.

As at March 31, 2022 the Group had entered into jet fuel forward contracts covering approximately 65% of its estimated requirements for fiscal year 2023 and approximately 5% of its estimated requirements for fiscal year 2024. The Group believes these hedges to be effective for hedge accounting purposes.

Long-lived assets – Useful lives, residual values and impairment

At March 31, 2022, the Group had €9.10BN of property, plant and equipment long-lived assets, of which €8.93BN were aircraft. In accounting for long-lived assets, the Group must make estimates about the expected useful lives of the assets, the expected residual values of the assets, the cost of major airframe and engine overhaul.

In determining the useful lives and expected residual values of the aircraft, and the cost of major airframe and engine overhaul, the Group has based the estimates on a range of factors and assumptions, including its own historic experience and past practices of aircraft disposal and renewal programmes, forecasted growth plans, external valuations from independent appraisers, recommendations from the aircraft supplier and manufacturer and other industry available information.

The Group's estimate of each aircraft’s residual value is 15% of the current market value of new aircraft, and each aircraft’s useful life is determined to be 23 years. For the 61 new Boeing 737-8200 aircraft delivered during the year ended March 31, 2022, the Group has determined the estimated useful life to be 23 years and estimated residual value to be 15% of its current market value upon delivery. An element of the cost of an acquired aircraft is attributed on acquisition to its service potential, reflecting the maintenance condition of its engines and airframe. This cost, which can equate to a substantial element of the total aircraft cost, is amortised over the shorter of the period to the next maintenance check (usually between 8 and 12 years) or the remaining life of the aircraft.

Revisions to these estimates could be caused by changes to maintenance programmes, changes in utilization of the aircraft, governmental regulations on ageing aircraft, changes in new aircraft technology, changes in governmental and environmental taxes, changes in new aircraft fuel efficiency and changing market prices for new and used aircraft of the same or similar types. The Group therefore evaluates its estimates and assumptions in each reporting period, and, when warranted, adjusts these assumptions. Any adjustments are accounted for on a prospective basis through depreciation expense.

The Group evaluates, at the end of each reporting period, whether there is any indication that its long-lived assets may be impaired. Factors that may indicate potential impairment include, but are not limited to, significant decrease in the market value of an aircraft based on observable information, a significant change in an aircraft’s physical condition and operating or cash flow losses associated with the use of the aircraft.

3. Seasonality of operations

The Group’s results of operations have varied significantly from quarter to quarter, and management expects these variations to continue. Among the factors causing these variations are the airline industry’s sensitivity to general economic conditions and the seasonal nature of air travel. Accordingly, the first half-year typically results in higher revenues and results.

4. Income tax expense

The Group’s consolidated tax credit for the year ended March 31, 2022 of €189M (March 31, 2021: €94M) comprises a current tax credit of €10M and a deferred tax credit of €179M primarily relating to the temporary differences for property, plant and equipment and net operating losses. This consolidated tax credit is the aggregation of separate tax charges and tax credits on the profits earned and losses suffered by each of the Group’s operating companies, calculated in accordance with differing tax rules and rates applicable in each jurisdiction where the Group operates. The effective tax rate of approximately 44% credit for the year ended March 31, 2022 (March 31, 2021: approximately 8% credit) is the result of the mix of profits and losses incurred by Ryanair’s operating subsidiaries primarily in Ireland, Malta, Poland and the UK, and revised assessments of the value of deferred tax assets in the wake of the Covid-19 pandemic.

5. Share based payments

The terms and conditions of the Group’s share-based remuneration programmes are disclosed in the most recent, published, consolidated financial statements. The charge of €9M in the year ended March 31, 2022 (March 31, 2021: €4M) is the fair value of options granted in prior periods and a conditional share grant under LTIP 2019, in fiscal year 2022, to managers across the Group (the Executive and Non-Executive Directors were not included in this LTIP grant). The charge is recognised within the income statement in accordance with employee services rendered. During the year ended March 31, 2022, 6.5M ordinary shares were issued at strike prices between €6.25 and €12.00 per share following the exercise of vested share options.

6. Contingencies

The Group is engaged in litigation arising in the ordinary course of its business. The Group does not believe that any such litigation will individually, or in aggregate, have a material adverse effect on the financial condition of the Group. Should the Group be unsuccessful in these litigation actions, management believes the possible liabilities then arising cannot be determined but are not expected to materially adversely affect the Group’s results of operations or financial position.

7. Capital commitments

At March 31, 2022 the Group had an operating fleet of 471 (2021: 422) Boeing 737s and 29 (2021: 29) Airbus A320 aircraft. In September 2014, the Group agreed to purchase up to 200 (100 firm and 100 options) Boeing 737-8200 aircraft which was subsequently increased to 210 (135 firm and 75 options). In December 2020, the Group increased its firm orders from 135 to 210 Boeing 737-8200 aircraft. In the year ended March 31, 2022, the Group took delivery of 61 of these aircraft. The remaining aircraft are due to be delivered before the end of fiscal year 2025.

8. Analysis of operating segment

The Group determines and presents operating segments based on the information that internally is provided to the Group CEO, who is the Company’s Chief Operating Decision Maker (CODM).

The Group currently comprises four key separate airlines, Buzz, Lauda Europe (Lauda), Malta Air and Ryanair DAC. Ryanair DAC and Malta Air are separate reportable segments as they each exceed the applicable quantitative thresholds for reporting purposes. Buzz and Lauda do not individually exceed the quantitative thresholds and accordingly are presented on an aggregate basis as they exhibit similar economic characteristics and their services, activities and operations are sufficiently similar in nature. The results of these operations are included as ‘Other Airlines.’

The CODM assesses the performance of the business based on the profit/(loss) after tax of each airline for the reporting period. Resource allocation decisions for all airlines are based on airline performance for the relevant period, with the objective in making these resource allocation decisions being to optimize consolidated financial results.

Reportable segment information is presented as follows:
	Ryanair DAC	Malta Air	Other Airlines	Elimination	Total
Year Ended	Mar 31,	Mar 31,	Mar 31,	Mar 31,	Mar 31,
	2022	2022	2022	2022	2022
	€M	€M	€M	€M	€M
Scheduled revenue	2,616.1	-	36.4	-	2,652.5
Ancillary revenue	2,148.4	-	-	-	2,148.4
Inter-segment revenue	698.5	679.4	406.9	(1,784.8)	-
Segment revenue	5,463.0	679.4	443.3	(1,784.8)	4,800.9

Reportable segment (loss)/profit after income tax (i)	(354.7)	5.9	(6.2)	-	(355.0)

Other segment information:
Net Finance Expense	(87.8)	-	(3.6)	-	(91.4)
Depreciation	(660.1)	-	(59.3)	-	(719.4)
Capital Expenditure	(1,527.8)	-	(5.0)	-	(1,532.8)

Segment assets	14,832.1	69.6	248.1	-	15,149.8
Segment liabilities	8,879.3	85.3	639.9	-	9,604.5

(i) Adjusted loss after tax in the financial year ended March 31, 2022, excludes a net exceptional gain of €114M, attributable to the fair value measurement of jet fuel call options.

	Ryanair DAC	Malta Air	Other Airlines	Elimination	Total
Year Ended	Mar 31,	Mar 31,	Mar 31,	Mar 31,	Mar 31,
	2021	2021	2021	2021	2021
	€M	€M	€M	€M	€M
Scheduled revenue	1,020.2	-	15.8	-	1,036.0
Ancillary revenue	599.8	-	-	-	599.8
Inter-segment revenue	586.4	464.2	196.9	(1,247.5)	-
Segment revenue	2,206.4	464.2	212.7	(1,247.5)	1,635.8

Reportable segment (loss) after income tax (i)	(641.6)	(18.7)	(155.1)	-	(815.4)

Other segment information:
Net Finance Expense	(54.7)	-	0.9	-	(53.8)
Depreciation	(506.6)	-	(64.4)	-	(571.0)
Capital Expenditure	(343.0)	-	(33.6)	-	(376.6)

Segment assets	11,898.7	86.7	342.6	-	12,328.0
Segment liabilities	6,830.8	108.3	742.3	-	7,681.4
(i) Adjusted loss after tax in the financial year ended March 31, 2021, excludes a charge of €200M, attributable to a hedge ineffectiveness charge on jet fuel derivative instruments, foreign currency derivative instruments related to jet fuel, and aircraft delivery delays.

The following table disaggregates revenue by primary geographical market. In accordance with IFRS 8 paragraph 13, revenue by country of origin has been provided where revenue for that country is in excess of 10% of total revenue. Ireland is presented as it represents the country of domicile. “Other European countries” includes all other countries in which the Group has operations.

	Year Ended Mar 31, 2022	Year Ended Mar 31, 2021
	€M	€M

Italy	1,188.8	377.5
Spain	873.8	315.7
United Kingdom	564.0	251.4
Ireland	229.6	81.0
Other European countries	1,944.7	610.2
Total revenue	4,800.9	1,635.8

Ancillary revenues comprise of revenues from non-flight scheduled operations, in-flight sales and Internet related services. Non-flight scheduled revenue arises from the sale of priority boarding, allocated seats, car hire, travel insurance, room reservations and other sources, including excess baggage charges and other fees, all directly attributable to the low-fares business.

The vast majority of ancillary revenue is recognised at a point in time, which is typically the flight date. The economic factors that would impact the nature, amount, timing and uncertainty of revenue and cashflows associated with the provision of passenger travel related ancillary services are homogeneous across the various component categories within ancillary revenue. Accordingly, there is no further disaggregation of ancillary revenue required in accordance with IFRS 15, paragraph 114.

9. Property, plant and equipment

Acquisitions and disposals

During the year ended March 31, 2022, net capital additions amounted to €1.5BN principally reflecting 61 aircraft deliveries, aircraft pre-delivery deposits and capitalised maintenance offset by supplier reimbursements of €114M. In the year ended March 31, 2022 the Group sold 10 Boeing 737-800NG aircraft.

10. Government grants and assistance

In April 2020, the Group raised £600M unsecured debt for general corporate purposes under the HMT and Bank of England CCFF. The 0.44% interest rate was the prevailing rate for strong BBB rated companies. This debt was extended in March 2021 for a further 12 months at a 0.46% interest rate. In October 2021 the Group repaid the £600M HMT and Bank of England CCFF in full.

During the year ended March 31, 2022, some European countries in which the Ryanair Group operates continued to make available payroll support schemes. The Ryanair Group utilised a number of these employment retention schemes to protect jobs within the Group. These schemes were a mix of short term Covid-19 specific programmes and long-term schemes linked to social security that existed pre Covid-19. The total amount of payroll supports received by the Group under the various schemes amounted to approximately €82M (2021: €84M) and are offset against staff costs in the condensed consolidated preliminary income statement. Such supports wound down significantly in H2 FY22.

There are no unfulfilled conditions attaching to government assistance at March 31, 2022.

11. Related party transactions

The Company’s related parties comprise its subsidiaries, Directors and key management personnel. All transactions with subsidiaries eliminate on consolidation and are not disclosed.

There were no related party transactions in the year ended March 31, 2022 that materially affected the financial position or the performance of the Group during that period and there were no changes in the related party transactions described in the 2021 Annual Report that could have a material effect on the financial position or performance of the Group in the same period.

12. Financial instruments and financial risk management

The Group is exposed to various financial risks arising in the normal course of business. The Group’s financial risk exposures are predominantly related to commodity price, foreign exchange and interest rate risks. The Group uses financial instruments to manage exposures arising from these risks.

These condensed consolidated preliminary financial statements do not include all financial risk management information and disclosures required in the annual financial statements and should be read in conjunction with the 2021 Annual Report. There have been no changes in our risk management policies in the year. While there have been no changes in our risk management policies in the year, the Group has started using jet fuel call options to manage some of the risk associated with rising fuel prices. These options set a maximum price that the Group will pay for jet fuel.

Fair value hierarchy

Financial instruments measured at fair value in the balance sheet are categorised by the type of valuation method used. The different valuation levels are defined as follows:
●
Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group can access at the measurement date.
●
Level 2: inputs other than quoted prices included within Level 1 that are observable for that asset or liability, either directly or indirectly.
●
Level 3: significant unobservable inputs for the asset or liability.

Fair value estimation

Fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. The following methods and assumptions were used to estimate the fair value of each material class of the Group’s financial instruments:

Financial instruments measured at fair value

●
Derivatives – interest rate swaps: Discounted cash-flow analyses have been used to determine their fair value, taking into account current market inputs and rates. The Group’s credit risk and counterparty’s credit risk is taken into account when establishing fair value (Level 2).
●
Derivatives – currency forwards, jet fuel forward contracts and carbon contracts: A comparison of the contracted rate to the market rate for contracts providing a similar risk profile at March 31, 2022 has been used to establish fair value. The Group’s credit risk and counterparty’s credit risk is taken into account when establishing fair value (Level 2).
●
Derivatives – jet fuel call options: The fair value of jet fuel call options is determined based on market accepted valuation techniques, primarily Black-Scholes modelling (Level 2).

The Group policy is to recognise any transfers between levels of the fair value hierarchy as of the end of the reporting period during which the transfer occurred. During the year ended March 31, 2022, there were no reclassifications of financial instruments and no transfers between levels of the fair value hierarchy used in measuring the fair value of financial instruments.

Financial instruments not measured at fair value

●
Long-term debt: The repayments which the Group is committed to make have been discounted at the relevant market rates of interest applicable (including credit spreads) at March 31, 2022 to arrive at a fair value representing the amount payable to a third party to assume the obligations.

While there have been improvements in business and economic circumstances during fiscal year 2022, the future outlook for the business is such that there has been no material change to the fair values of financial assets and financial liabilities.

The fair value of financial assets and financial liabilities, together with the carrying amounts in the condensed consolidated preliminary balance sheet, are as follows:

	At Mar 31,	At Mar 31,	At Mar 31,	At Mar 31,
	2022	2022	2021	2021
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Non-current financial assets	€M	€M	€M	€M
Derivative financial instruments:
- U.S. dollar currency forward contracts	160.4	160.4	109.4	109.4
- Jet fuel & carbon derivative forward contracts	22.2	22.2
- Interest rate swaps	2.5	2.5	1.9	1.9
	185.1	185.1	111.3	111.3
Current financial assets
Derivative financial instruments:
- U.S. dollar currency forward contracts	313.7	313.7	99.5	99.5
- GBP currency swap	-	-	5.4	5.4
- Jet fuel options	150.5	150.5
- Jet fuel & carbon derivative forward contracts	934.1	934.1
- Interest rate swaps	2.1	2.1	1.1	1.1
	1,400.4	1,400.4	106.0	106.0
Trade receivables*	43.5		18.6
Cash and cash equivalents*	2,669.0		2,650.7
Financial asset: cash > 3 months*	934.1		465.5
Restricted cash*	22.7		34.1
	5,069.7	1,400.4	3,274.9	106.0
Total financial assets	5,254.8	1,585.5	3,386.2	217.3

	At Mar 31,	At Mar 31,	At Mar 31,	At Mar 31,
	2022	2022	2021	2021
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Non-current financial liabilities	€M	€M	€M	€M
Derivative financial instruments:
- U.S. dollar currency forward contracts	-	-	6.4	6.4
	-	-	6.4	6.4
Non-current maturities of debt
- Long-term debt	924.8	927.1	1,077.5	1,083.2
- Bonds	2,789.8	2,792.1	2,440.3	2,545.5
	3,714.6	3,719.2	3,517.8	3,628.7
Trade payables	49.2	49.2	179.9	179.9
	3,763.8	3,768.4	3,704.1	3,815.0
Current financial liabilities
Derivative financial instruments:
- Jet fuel & carbon derivative contracts	7.6	7.6	19.8	19.8
- U.S. dollar currency forward contracts	31.0	31.0	59.4	59.4
	38.6	38.6	79.2	79.2

Current maturities of debt
- Short-term debt	152.1	152.1	875.1	875.1
- Promissory notes	225.9	225.9	-	-
- Bonds	846.5	855.0	850.8	852.6
	1,224.5	1,233.0	1,725.9	1,727.7
Trade payables*	1,029.0		336.0
Accrued expenses*	953.0		888.2
	3,245.1	1,271.6	3,029.3	1,806.9
Total financial liabilities	7,008.9	5,040.0	6,733.4	5,621.9
*The fair value of these financial instruments approximate their carrying values due to the short-term nature of the instruments.

The Group issued senior, unsecured bonds for €1.2BN in May 2021. The bond has a coupon of 0.875% and a maturity date of May 2026. During the year ended March 31, 2022 the Group repaid the maturing €850M (2014) Eurobond issued at a coupon of 1.875% and repaid the £600M HMT and Bank of England CCFF in full.

During the year ended March 31, 2022, the Group issued promissory notes to the value of €226M with maturity dates of October 2022. The notes were issued in settlement of certain aircraft trade payables and are non-interest bearing. The carrying value of the promissory notes is not considered to be materially different from its fair value.

13. Shareholders’ equity and shareholders’ returns

During the year ended March 31, 2022 6.5M ordinary shares were issued at a strike price between €6.25 and €12.00 per share following the exercise of vested options for total proceeds of €47M. There were no shareholder returns during the year ended March 31, 2022.

14. Going concern

The Directors, having made inquiries, including consideration of the possible future financial effects associated with the Covid-19 pandemic, believe that the Group has adequate resources to continue in operational existence for at least the next 12 months and that it is appropriate to adopt the going concern basis in preparing these condensed consolidated preliminary financial statements. While there is uncertainty as to the full extent of the impact on the Ryanair Group, the continued preparation of the Group’s condensed consolidated preliminary financial statements on the going concern basis is supported by the financial projections prepared by the Group.

In arriving at this decision to adopt the going concern basis of accounting, the Board has considered, among other things:
●
The Group’s liquidity with €3.63BN cash at March 31, 2022, a €0.83BN reduction in net debt when compared to March 31, 2021 (despite €1.18BN capital expenditure) and the Group’s continued focus on cash management;
●
The Group’s solid BBB credit ratings combined with a stable outlook (from both S&P and Fitch Ratings);
●
The Group’s strong balance sheet position with over 90% of its B737 fleet unencumbered;
●
The Group’s access to the debt capital markets. In May 2021, the Group raised a €1.2BN, 5-year unsecured, Eurobond at a coupon of 0.875%;
●
Ongoing cost reductions across the Group, coupled with the Group’s ability (as evidenced throughout the Covid-19 crisis) to preserve cash and reduce operational and capital expenditure in a downturn;
●
The widespread rollout of the Covid-19 vaccine and booster programme in Europe;
●
Increased bookings and passenger traffic; and
●
The Group’s flexibility to react quickly to improved customer demand following vaccine rollouts and the launch of EU Digital Covid Certificates in 2021.

15. Post balance sheet events

There were no significant post balance sheet events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 16 May, 2022

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary